GLASSESOFF INC.

35 Jabotinski St. POB 126

Ramat Gan 52511 Israel

January 15, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-0404

Attn:	Max A. Webb
Sonia Bednarowski
Ryan Adams

Re:	GlassesOff Inc.
Registration Statement on Form S-1
Filed October 28, 2013
As amended by Amendment No. 1 to Registration Statement on Form S-1
Filed December 5, 2013
As amended by Amendment No. 2 to Registration Statement on Form S-1
Filed January 8, 2014
File No. 333-191951

Dear Messrs. Webb and Adams and Ms. Bednarowski,

GlassesOff Inc., a Nevada corporation (the “Company”), hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) so that such Registration Statement shall become effective at 5:00 p.m. (Washington, D.C. time) on Friday, January 17, 2014 or as soon thereafter as practicable.

The Company hereby acknowledges as follows:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Mr. Nimrod Madar at the address first set forth above.

Respectfully yours,

GlassesOff Inc.

By:	/s/ Nimrod Madar
Nimrod Madar
President and Chief Executive Officer